

08029495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number   3235-0123
Expires: February 29, 2008
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

~~8~~ 8-65935

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____JANUARY 1, 2007_____AND ENDING_____DECEMBER 31, 2007_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASTOR POLLUX SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
126963

229 SOUTH STREET
(No. and Street)

MEDFIELD   MA   02052
(CITY)   (state)   (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DARIN S OLIVER   1-508-359-4709
                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street   Newburyport   MA   01950-2755
(Address)   (City)   (State)   (ZIP Code)

CHECK ONE:
    XX Certified Public Accountant
       Public Accountant
       Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, <u>Darin S. Oliver</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Castor Pollux Securities, LLC</u>, as of <u>December 31, 2007</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

Feb 27, 2008

_____
Notary Public

This report** contains (check all applicable boxes)
- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m)A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Castor Pollux Securities, LLC
Medfield, MA

In planning and performing my audit of the financial statements of Castor Pollux Securities, LLC for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 22, 2008

Castor Pollux Securities, LLC

Audited Financial Statements

For The Year Ended December 31, 2007

Contents

Index
* * * * *
* * *
*

Page



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Castor Pollux Securities, LLC
229 South Street
Medfield, MA 02052

I have audited the accompanying statement of financial condition of Castor Pollux Securities, LLC, as of December 31, 2007, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Castor Pollux Securities, LLC as of December 31, 2007 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.
February 22, 2008

Castor Pollux Securities LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash & Cash Equivalents	$ 29,740
Accounts Receivable	190,000
Prepaid FINRA Fees	4,472
Prepaid Expenses	10,307
Furniture and equipment at cost, less accumulated depreciation and amortization of $63,898	55,026
	$ 289,545
	==========

Liabilities and Partners Equity

Liabilities:	
Accrued Expenses	$ 6,184
Members Equity:	
Members Capital	283,361
	$ 289,545
	==========

Castor Pollux Securities, LLC
Statement of Income
For The Year Ended December 31, 2007

Revenues
    Investment Advisory Fees $339,510
    FINRA   35,000
     374,510

Expenses:
    Employee compensation and benefits   96,542
    Communications and data processing   61,881
    Regulatory fees and expenses   23,616
    Occupancy   7,093
    Depreciation   21,987
    Other expenses   59,287
     270,406

Net Income $ 104,104
     ========

Castor Pollux Securities, LLC
Statement of Changes in Member's Capital
For The Year Ended December 31, 2007

	Members Capital
Balance at beginning of year	$ 293,666
Net Income	104,104
Distributions to Members	(114,409)
Balance at end of year	$ 283,361

Castor Pollux Securities LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2007

			Year To Date
Cash Provided from Operations			
Net Income (Loss)	$	104,103	
Adjustments			
Add:			
Depreciation		21,927	
Prepaid NASD Fees		423	
Prepaid Fidelity Bond		19	
Less:			
Accounts Receivable	(	40,399)	
Prepaid Expenses	(	3,000)	
Deposit-Leased Auto	(	7,186)	
NotePayable MB ST	(	6,828)	
Accrued Expenses	(	12,134)	
Cash from Operations			56,925
Cash Flows - Invested			
Investing Cash Flows			0
Cash Flows - Financing			
Note Payable-MB LT	(	21,011)	
Darin Oliver Capital		140,000	
Partners Drawings	(	254,409)	
Financing Cash Flows			(135,420)
Cash Increase (Decrease)			(78,495)
Cash - Beginning of Year			
Cash-Checking		8,006	
Cash - Savings		0	
Cash-Money Market		100,228	
Total Beginning of Year			108,234
Cash on Statement Date			$ 29,739

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker/dealer selling securities, and hedge fund investing for institutional clients. It is a Delaware limited liabilty company operating in Massachusetts.

Depreciation

The company capitalizes major capital expenditures. Depreciation is based on accelerated and straight line method over the following useful lives:

```
Office Equipment       - 7 years
Furniture & Fixtures   - 7 years
Auto                   - 5 years
Computer Equipment     - 5 years
Software               - 3 years
```

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the members of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial purposes and cash basis for income tax purposes.

Castor Pollux Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2007

Concentration of Credit Risk

The Company maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2007 the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $23,556 at December 31, 2007, which exceed required net capital of $5,000 by $18,556. The ratio of aggregate indebtedness to net capital at December 31, 2006 was 0.26 to 1.0.

3. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. it is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. ACCOUNTS RECEIVABLE

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

6. LEASES

On July 31, 2007, the Company signed an operating lease for an automobile with monthly payments of $719.41 for thirty three months.

Future minimum lease payments are:

Year Ending	Amount
12-31-08	$ 8,633
12-31-09	8,633
12-31-10	4,316
	$21,582

7. CONCENTRATIONS IN SALES TO FEW CUSTOMERS

In 2007 the largest customer accounted for 90% of fee income.

8. CASH FLOWS

Cash paid for interest is as follows:

Interest	$	723

9. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents and accounts receivable. The recorded values of cash and cash equivalents and accounts receivable approximate their fair values based on their short-term nature.

SUPPLEMENTARY INFORMATION

Castor Pollux Securities, LLC
Schedule I
Computation of Net Capital
December 31, 2007

Net Worth $ 283,361

Less: Non Allowable Assets   (259,805)

Net Capital (ANC) $ 23,556

Less: Capital Requirement   5,000

Excess Capital $ 18,556
                                                       ==========
Aggregate Indebtedness $ 6,184
                                                       ==========

Ratio of Aggregate Indebtedness
To Net Capital   0.26 to 1.0

Castor Pollux Securities LLC
Schedule II
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2007

Unaudited Net Capital	$ 28,057
Year End Accruals	(4,501)
Audited Net Capital	$ 23,556

Scedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Castor Pollux Securities, LLC as of 12/31/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based:

A. (k)
   (1)—Limited business (mutual funds and/or variable annuities only)
   4550

B. (k)
   (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained
   X 4560

C. (k)
   (2)(ii)--All customer transactions cleared through another broker-dealer
           on a fully disclosed basis. Name of clearing firm(s)   4570
   Clearing Firm SEC#s   Name   Product Code
       8-_____   _____   _____[4335B]
              [4335A]   [4335A2]
       8-_____   _____   __ [4335D]
              [4335C]   [4335C2]
       8-_____   _____   __[4335F]
              [4335E]   [4335E2]
       8-_____   _____   _____[4335H]
              [4335G]   [4335G2]
       8-_____   _____   _____[4335I]
              [4335I]   [4335I2]

D. (k) (3) Exempted by order of the Commission   4580

See Accountant's Report and Accompanying Notes
-11-

END